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                              October 26, 2021

       Gregg Coccari
       Chief Executive Officer
       Udemy, Inc.
       600 Harrison Street, 3rd Floor
       San Francisco, California 94107

                                                        Re: Udemy, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 20,
2021
                                                            File No. 333-260042

       Dear Mr. Coccari:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       Recent operating results (preliminary and unaudited), page 8

   1. Please revise this section to include preliminary estimates for costs, expenses or similar line items, as well as
accompanying narrative disclosure about trends in your costs, expenses or similar
lines items, in order to balance and place in context your current disclosure. To the
extent any preliminary estimates presented differ from historical trends, provide an analysis of
the change in trends.
 Gregg Coccari
FirstName
Udemy, Inc.LastNameGregg Coccari
Comapany
October 26,NameUdemy,
            2021       Inc.
October
Page 2 26, 2021 Page 2
FirstName LastName
       You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Tony Jeffries